Exhibit 1
Commonwealth Bank of Australian – Wealth Management Update

Wealth Management Update Commonwealth Bank of Australia ACN 123 123 124 Wealth Management 22 March 2007

Disclaimer
The material that follows is a presentation of general background information about the Bank’s activities current at the date of the presentation, 22 March 2007. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any potential investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
2 Wealth Management 22 March 2007

Agenda
Strategy and Priorities Grahame Petersen
Results Update Paul Rayson
Colonial First State Global Asset Management Warwick Negus
Colonial First State Brian Bissaker
CommInsure Simon Swanson
Panel Questions
3 Wealth Management 22 March 2007

Notes
Wealth Management 22 March 2007

Wealth Management Strategy and Priorities
Grahame Petersen Group Executive Wealth Management
4 Wealth Management 22 March 2007

Organisational structure Wealth Management CFS Global Asset Management Colonial First State CommInsure Finance & Strategy Risk Management & Compliance Human Resources Information Technology Notes Grahame Petersen Brian Bissaker
Wealth Management 22 March 2007

Business Overview CBA Wealth Management Total of 4,430 employees in 7 countries Funds Management
#1 in Retail Managed Funds #2 in Property Total $131bn FUM 860 FTE in Australia, UK
and Asia Platforms & Advice
FirstChoice fastest
growing retail platform
#5 in advice (CFP and
Financial Wisdom)
Total Retail FUA $83bn 2,060 FTE in Australia
Insurance
#1 in Life Insurance #6 in General Insurance (H&C) Total $1,060m in Gross
Written Premium
1,420 FTE in Australia
5 Wealth Management 22 March 2007

Notes
Wealth Management 22 March 2007

Our Aspirations CBA Vision To be Australia’s finest financial services organisation through excelling in customer service To Deliver Superior Investment Performance Aspiration — to exceed benchmarks, peers investment performance and our clients’ expectations over the long term. To Be #1 in Platform, Distribution and Advice Aspiration – to deliver investors and advisers great value, superior service and relevant choice. To Be The Insurer of Choice Aspiration — to provide straightforward insurance solutions to customers and intermediaries through best practice underwriting and claims management. Goal — all key funds to exceed benchmark on a rolling 3 year performance basis. Goal — to rank first for Inforce Premiums in Life Insurance and leverage the Bank to grow General Insurance. Goal — to rank first for net flows in the Plan for Life ‘Administrator’ view.
6 Wealth Management 22 March 2007

Notes Wealth Management 22 March 2007

Our Strategic Priorities
1. Attract, Grow & Retain Talent
Talent development and succession planning Cultural alignment Improve safety, turnover and absenteeism 2. Get The Basics Right Simplify the business Consolidate legacy systems Improve business processes
3. Provide Excellent Customer Service
Sales and Service program Enhance customer experience
4. Drive Growth Cross Sell to the CBA customer base Innovation in product and service delivery
7 Wealth Management 22 March 2007

CBA vision and priorities Notes
Group Vision To be Australia’s finest financial services organisation through excelling in customer service Group Strategic Priorities Customer Service
Group Aspirations
Our customers receive excellent service from an admired organisation Business Banking We are widely regarded as the Business Banking partner of choice Our people and customers are supported by best practice technology and processes Technology & Operational Excellence Our service is provided by a highly engaged and collaborative team Trust & Team Spirit
Wealth Management 22 March 2007

Alignment with the CBA group Group Strategic Priorities Wealth Management Strategic Priorities Customer Service Business Banking Technology & Operational Excellence Trust & Team Spirit 1. Attract, grow and retain talent 4. Growth through cross selling and innovation 3. Provide excellent Customer service 2. Get the basics right 8 Wealth Management 22 March 2007

People Measurement Notes
Lost time injury frequency rate 2006 Annualised turnover 2006 (%)
Aspirational Benchmark Wealth Management 22 March 2007

Our Progress

1. Attract, Grow & Retain Talent	■ Improved internal staff engagement scores ■ LTIF rate down ■ Turnover down
2. Get The Basics Right	■ Rationalised 9 IT systems ■ Improved claims management ■ Reduced application processing time
3. Provide Excellent Customer Service	■ Improved advocacy scores ■ Over 50% of IFAs use FirstChoice ■ 72% of funds outperforming benchmark
4. Drive Growth	■ Cross Sell program yielding results ■ New fund launches and distribution expansion ■ Continued innovation of FirstChoice

9 **Wealth Management** 22 March 2007 CommonwealthBank

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Wealth Management Results Update Paul Rayson Chief Financial Officer Wealth Management 22 March 2007 10

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Composition of Results Asset Management Australia UK Asia Funds Management Insurance Platforms Advice Life Insurance General Insurance Advice & Non-Advice Legacy Investment Business International Financial Services New Zealand (Sovereign) Indonesia Fiji HK (sold 1H06) 11

Wealth Management 22 March 2007 Funds Management Notes

Wealth Management 22 March 2007 Funds Management NPAT up 27%
Revenue growth of 25% underpinned
by solid inflows, investment returns and stable margins
Underlying volume expenses in line
with revenue growth
Expense growth supporting revenue
generating capability
Steady improvement in profit margins
Funds Management Underlying NPAT 1H07 vs 1H06 Funds Management – PBT Margin 12

Wealth Management 22 March 2007 FUA business mix Notes

Wealth Management 22 March 2007 FUA growth of 22%
Growth driven by solid inflows and
favourable markets
Strong growth in platform business and
internationally sourced funds
Outflows impacted by sale of
wholesale funds and volatility in short term investments
Margins stable at 1.13% Retail Fund market share increased
to 15.4% FUA Growth by Flow ($b) Total Retail Funds Market Share — Administrator View 13

Wealth Management 22 March 2007 Net flows Notes

FirstChoice Flows Remain Strong

- Continued strength in net flows
- FUA grew 48% to $31bn
- FirstChoice increased platform market share to 8.2% (Dec 05 - 7%)
- Well positioned for 2H inflows


FirstChoice Funds Under Administration Balance & Market Share
FUA Market Share: Plan For Life All Master Funds – Administrator View
$m
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
48%
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
FirstChoice FUA
FirstChoice FUA MarketShare %


Flagship Retail Platforms: Market Share
16.0%
14.0%
12.0%
10.0%
4.0%
2.0%
0.0%
MLC M Key, 12.1%
AMP Life/Custom, 8.9%
Asgard, 8.2%
BT Wrap, 7.8%
FirstChoice, 8.2%
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06

14 Wealth Management 22 March 2007

CommonwealthBank

Wealth Management 22 March 2007 Insurance Segment Notes

Wealth Management 22 March 2007 Insurance NPAT up 18% #¡ Total insurance segment underlying NPAT up 18% #¡ Australian underlying NPAT up 25% driven by strong growth and improved margins #¡ Operating Cost to Net Income improved from 52.6% to 51.5% #¡ Total Risk market share increased 13.7% (Dec ‘05 — 13.5%) CBA Insurance NPAT 1H07 vs 1H06 (excl HK) CommInsure NPAT 1H07 vs 1H06 18% Underlying NPAT 25% Underlying NPAT 15

Wealth Management 22 March 2007 Inforce Premium Notes

Wealth Management 22 March 2007 Strong growth and improved quality
Inforce Premium growth of 18% Major Group Risk wins Retail Risk sales impacted by delays in new quoting tool
Early progress in GI sales Quality of the result significantly improved
Commlnsure Inforce Growth Year Ended 31 Dec 2006 ($m) CommInsure Source of Underlying NPAT ($m) 16

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Wealth Management CFS Global Asset Management Strategy Update Warwick Negus Chief Executive Officer Colonial First State Global Asset Management Wealth Management 22 March 2007 17

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 A global business Australia Funds under management: $98bn Staff: 500 United Kingdom Funds under management: $23bn Staff: 166 Asia Funds under management $8.6bn Staff: 104 New Zealand Funds under management $1.5bn Staff: 93 Total Global Funds under management: $131bn Staff: 863 As at 28 February 2007 18

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Leading Fund Manager Funds Under Management by Asset Class as at February 2007 Funds Under Management as at September 2006 Source: Rainmaker (as at 30 Sept 06) 19

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Grow by leveraging strengths
Attract and retain talent to support growth Use our competitive advantages to differentiate
Emphasis on:
– Innovative investment solutions – Total return strategies – Diversification of asset classes 20

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 72% of funds outperforming 78% of domestic funds have outperformed benchmark on a 3 year basis Percentage of Funds Outperforming the Benchmark by Asset Class as at Februrary 2007 21

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 A global leader through innovation Existing Strategies in New Markets New Strategies with Existing teams New Teams and New Strategies 22

Wealth Management 22 March 2007 Since Inception Gross Returns — to 28 Feb 2007 0% 2% 4% 6% 8% 10% 12% 14% 16% Wholesale Infrastructure Income Fund Infrastructure and Utilities Fund Airports Fund Fund Performance Benchmark 2-Year Gross Returns — to 28 Feb 2007 0% 5% 10% 15% 20% 25% Wholesale Infrastructure Income Fund Infrastructure and Utilities Fund Airports Fund Fund Performance Benchmark Notes Infrastructure returns

Wealth Management 22 March 2007 Established player in infrastructure
Strong track record since 1994 Significant international experience Investor aligned model Scale to pursue new initiatives Dedicated transaction execution team
23

Wealth Management 22 March 2007 Notes

22 March 2007 Wealth Management Colonial First State Strategy Update Brian Bissaker Chief Executive Officer Colonial First State Wealth Management 22 March 2007 24

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Simple yet powerful value proposition
Great Value Superior Service Relevant Choice
25

Wealth Management 22 March 2007 Notes Platform Functionality Platform Functionality Ranking — Standard* Copyright 2006 Investment Trends Platform Report. Reprinted with permission of Investment Trends Pty Limited. Source: 2006 Platform Report, Appendix A – Overall – Standard. * Ranking and rating based on 302 criteria, excludes product/wrap functionality. Additional analysis on broader rakings can be found in the 2006 Platform Report. Top 10 out of 24 platforms shown.

Wealth Management 22 March 2007 FirstChoice delivered 50% growth
Unique mandate structure Adviser tools New funds and features
Platform Yearly Net Flow As at December 2006 Source: Plan for Life, December 2006 (Administrator View), CBA internal data $m 26

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Improving advice quality and capacity
Transformation of advice businesses Pipeline of new financial planners Referrals from frontline staff
27

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Shaping industry evolution
Investment choice Fee choice Simplicity and transparency
28

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Wealth Management CommInsure Strategy Update Simon Swanson Managing Director CommInsure 22 March 2007 29

Wealth Management 22 March 2007 Total Risk Inforce Premium Total Risk Inforce Premium Notes Source: Plan For Life, Sep 2006 CommInsure

Wealth Management 22 March 2007 Strategy focused on four priorities 30 Reduced operational risk and improve systems and processes Attract, grow and retain talent Provide excellent customer service Growth through cross-sell and innovation

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Getting the basics right is fundamental
Simplifying processes Rationalising legacy systems Strengthening risk management
31

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Upskilling people for changing demands The Changing Nature of Underwriting and Claims
Product complexity Increased morbidity More advanced pricing
Claims management

Wealth Management 22 March 2007 Notes

Wealth Management 22 March 2007 Cross sell program is delivering 73 new Branch Insurance Representatives Direct Banking sales increased Home Loan / Home & Contents Insurance cross sell rates up from 23% to 29% General insurance sales up 29% General Insurance Sales — BIR v Non BIR Regions July Aug Sept Oct Nov Dec Jan BIR — GI Actuals Non BIR — GI Actuals BIR Regions — Sales Trend 33

Wealth Management 22 March 2007 Notes Did you know ?
1 in 270 cars are stolen each year Someone is burgled approximately every minute There are over 10,000 house fires each year 1 in 3 will die during their working life 1 million people experience serious injuries or illness which either require hospitalisation or prevents them from working each year
Half of all serious accidents occur away from work 2 in 3 males and 1 in 4 females will suffer from a critical illness between age 30 and 64

Wealth Management 22 March 2007 What’s your most important asset? 2% 5% 9% 17% 72% 87% 87% Trauma TPD Income Life Home Building Home Contents Motor Vehicle Monthly Premium $40 $11 $44 $56 $40 $36 $92 True Value ($) 34

Notes Wealth Management 22 March 2007

Simon Swanson Warwick Negus Grahame Petersen Brian Bissaker Paul Rayson Panel Questions 35 Wealth Management 22 March 2007

Wealth Management Update Wealth Management 22 March 2007 Commonwealth Bank of Australia ACN 123 123 124